

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2024

Stephen Scott
Chief Operating Officer
CorpAcq Group Plc
CorpAcq House
1 Goose Green
Altrincham, Cheshire
WA14 1DW
United Kingdom

Re: CorpAcq Group Plc
Amendment No. 5 to Registration Statement on Form F-4
Exhibit Nos. 2.3, 10.24, 10.25, 10.31, and 10.32
Filed March 7, 2024
File No. 333-275613

Dear Stephen Scott:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction